UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

CHAD H. GOLDSTEIN
MOAB CAPITAL PARTNERS, LLC
15 East 62nd Street
New York, New York 10065
(212) 981-2623

ANDREW FREEDMAN, ESQ.
MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 617,870
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 617,870
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 587,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 587,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 617,870
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 617,870
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 71361F100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common Stock, $0.01 par value (the “Shares”), of Perceptron, Inc., a Michigan corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 47827 Halyard Drive, Plymouth, Michigan 48170.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Moab Partners, L.P., a Delaware limited partnership (“Moab LP”);

(ii)	Moab Capital Partners, LLC, a Delaware limited liability company (“Moab LLC”), which serves as the investment adviser for Moab LP and a separately managed account (the “Managed Account”);

(iii)	Michael R. Rothenberg, who serves as the managing member of Moab LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 15 East 62nd Street, New York, New York 10065.

(c)           The principal business of Moab LP is investing in event-driven securities.  Moab LLC serves as the investment adviser for certain private investment funds, including Moab LP and the Managed Account. Mr. Rothenberg serves as the managing member of Moab LLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Rothenberg is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted as set forth on Schedule A.  The aggregate purchase price of the 587,666 Shares directly owned by Moab LP is approximately $4,321,000, including brokerage commissions.  The aggregate purchase price of the 30,204 Shares held in the Managed Account is approximately $207,000, including brokerage commissions.

CUSIP NO. 71361F100

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have recently expressed their concerns privately to the Board of Directors of the Issuer (the “Board”) regarding the Issuer’s underperformance as well as the opportunities that they believe are available to increase value for the benefit of all stockholders, including a reconstituted Board, and the Reporting Persons’ desire to work constructively with the Issuer to implement the changes that the Reporting Persons believe are necessary to drive stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,348,846 Shares outstanding, as of February 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 9, 2016.

A.	Moab LP

(a)	As of the close of business on March 7, 2016, Moab LP directly owned 587,666 Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 587,666
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 587,666
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Moab LP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 71361F100

B.	Moab LLC

(a)
As of the close of business on March 7, 2016, 30,204 Shares were held in the Managed Account.  Moab LLC, as the investment adviser of Moab LP and the Managed Account, may be deemed the beneficial owner of the (i) 587,666 Shares directly owned by Moab LP and (ii) 30,204 Shares held in the Managed Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 617,870
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 617,870
4. Shared power to dispose or direct the disposition: 0

(c)
Moab LLC has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Moab LP and the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Rothenberg

(a)	Mr. Rothenberg, as the managing member of Moab LLC, may be deemed the beneficial owner of the (i) 587,666 Shares directly owned by Moab LP and (ii) 30,204 Shares held in the Managed Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 617,870
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 617,870
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Rothenberg has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Moab LP and the Managed Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 71361F100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 7, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Moab LP sold short certain exchange-listed put options referencing an aggregate of 54,000 Shares and 13,200 Shares, respectively, which have an exercise price of $7.50 per Share and $5.00 per Share, and expire on April 15, 2016 and July 15, 2016, respectively.

The Managed Account sold short certain exchange-listed put options referencing an aggregate of 12,000 Shares and 800 Shares, respectively, which have an exercise price of $7.50 per Share and $5.00 per Share, and expire on April 15, 2016 and July 15, 2016, respectively.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Moab Capital Partners, LLC, Moab Partners, L.P. and Michael R. Rothenberg, dated March 7, 2016.

CUSIP NO. 71361F100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2016

MOAB PARTNERS, L.P.

By	Moab Capital Partners, LLC, its Investment Adviser

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

MOAB CAPITAL PARTNERS, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

/s/ Michael M. Rothenberg
MICHAEL M. ROTHENBERG

CUSIP NO. 71361F100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

MOAB PARTNERS, L.P.

471	7.7223	01/06/2016
5,500*	8.4562	01/08/2016
61,600*	8.7583	01/15/2016
18,600*	7.2233	01/15/2016
235	6.5964	02/01/2016
344	6.5116	02/01/2016
4,192	6.5830	02/01/2016
64,500	6.5200	02/01/2016
1,615	6.4253	02/04/2016
447	6.1530	02/05/2016
2,194	6.1856	02/05/2016
1,431	5.8967	02/08/2016
2,344	5.0941	02/09/2016
4,300	5.1442	02/09/2016
3,293	5.1139	02/10/2016
13,397	5.1685	02/10/2016
166	5.0441	02/11/2016
12,036	5.0507	02/11/2016
3,744	5.0418	02/12/2016
5,280	5.0323	02/12/2016
188	4.9963	02/16/2016
6,781	5.0672	02/16/2016
35	5.1100	02/18/2016
665	5.0961	02/18/2016
1,100	5.1227	02/18/2016
673	5.0219	02/23/2016
1,800	5.0416	02/23/2016
33	4.9830	02/24/2016
2,000	5.0123	02/24/2016
9,930	4.9833	02/24/2016
1,600	5.1881	02/25/2016
2,300	5.2361	02/25/2016
13,300	5.2576	02/25/2016
91	5.3530	02/26/2016
800	5.3544	02/26/2016
50,000	5.3900	02/26/2016
1,700	5.2800	02/29/2016
4,000	5.3435	02/29/2016
4,400	5.3359	02/29/2016

CUSIP NO. 71361F100

9,575	5.3332	02/29/2016
4,000	5.4031	03/01/2016
14,470	5.4102	03/01/2016
16,857	5.4541	03/02/2016
5,556	5.2388	03/03/2016
16,152	5.2388	03/03/2016
100	5.2300	03/04/2016
3,067	5.2400	03/07/2016

MOAB CAPITAL PARTNERS, LLC
(Through the Managed Account)

10,002	7.7223	01/06/2016
10,500	6.5200	02/01/2016
682	6.5830	02/01/2016
38	6.5963	02/01/2016
56	6.5714	02/01/2016
285	6.4358	02/04/2016
149	6.2089	02/05/2016
30	6.1530	02/05/2016
75	5.9465	02/08/2016
2,465	5.0507	02/11/2016
34	5.1376	02/11/2016
361	5.0323	02/12/2016
256	5.0539	02/12/2016
12	5.3083	02/16/2016
463	5.0672	02/16/2016
708	5.2388	03/03/2016
244	5.2517	03/03/2016
207	5.2400	03/07/2016

* Represents a purchase with respect to Shares underlying certain exchange-listed put options, which had an exercise price of either $7.50 per Share or $10.00 per Share, and expired on January 15, 2016.